UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 22, 2024, Primega Group Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC, as representative of the underwriters listed on Schedule A to the Underwriting Agreement, relating to (i) the initial public offering, issuance, and sale by the Company (the “IPO”) of 1,500,000 ordinary shares (the “IPO Shares”), par value $0.00005 per share (the “Ordinary Shares”), and (ii) the resale (the “Resale”, together with the IPO, the “Offering”) by one existing shareholder of the Company of 250,000 Ordinary Shares (the “Resale Shares”).

The IPO Shares and the Resale Shares were offered pursuant to the registration statement on Form F-1 (File No. 333-277692), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2024, as amended, and declared effective by the SEC on July 1, 2024, and were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PGHL” on July 23, 2024. On July 24, 2024, the Offering closed.

In connection with the Offering, the Company issued a press release on July 22, 2024, announcing the pricing of the Offering and a press release on July 24, 2024, announcing the closing of the Offering.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 22, 2024, announcing the pricing of the Offering
99.2	Press Release dated July 24, 2024, announcing the closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Hui Chun Kit
Name:	Hui Chun Kit
Title:	Chief Executive Officer and Director

Date: July 24, 2024